

OUTSITE

A worldwide network of homes for remote workers

OVERVIEW   **DETAILS**   **POSTS**   **WHAT INVESTORS SAY**   **ASK A QUESTION**

Highlights

1 $8.3M raised from Montage Ventures, Spark Growth Ventures, Structure VC and real estate funds

2   100% YoY revenue growth the last 2 Years

3 $9.5M Annualized Revenue

(4) 4000 Members & 50 Spaces Worldwide.

(5) Industry leading NPS at 65

(6) $75M committed from EU/LatAm Real Estate Partners to buy properties branded by Outsite

(7) 6 months away from profitability

(8) Featured in Financial Times, New York Times and The Economist

Team

 **Emmanuel Guisset** CEO & Founder

Serial entrepreneur with 10 years experience developing businesses in the U.S and Europe. Passionate about remote work and the positive impact it can bring.



 **Liz Ribot** COO & Co-Founder

Made the list of top COO in the leisure space in California. Manages 50 locations and more than 40 team members.



 **Stijn Beauprez** CTO & Co-Founder

Big data and FinTech experience. Building Outsite as an 2.0 hospitality business through differentiated technology.





Jennifer Yuen Head of Guest Experience

Former Head of Brand at Airbnb Americas and Guest Experience at Holiday Inn. In charge of positioning Outsite brand.





Alexis Janoray Head of Expansion Europe

Former VP, Head of Development Africa for Accor. 15+ years of experience in finance and hospitality to expand Outsite through the EU.





Todd Kimmel Board Member

Founder and Managing Partner of Montage Ventures, a venture capital firm actively investing in the financial services, consumers and healthcare sectors.





Hem Suri Board Member

50+ VC/PE and merger & acquisition transactions with $2B+ capital over ~15 years. 2x VC founder, 20+ boards, 2x interim CEO and Wall Street + multiple Fortune 500 functional leadership experiences.

sparkgv.com

Brad Handler Board Member

Co-Founder of Inspirato and has served as its Executive Chairman of the Board of Directors since January 2010. Before co-founding Inspirato, he started his career at Apple, then later served as eBay's first attorney.





Claire Flurin Board Member



Co-founder of Co-Liv - Head of R&D at Keys Asset Management - Creator & Curator of CuriosityisKeys.com





Daniela Misleh Head of Design

Creating a bespoke hospitality experience for the new generation of travelers. Experience working in luxury villas and contract projects like Intercontinental Hotel.





Rebecca Males Head of Marketing

Previous creating content for BuzzFeed and Skyscanner, now storytelling for Outsite.



"Work from home" is now "work from anywhere".



" 10% of workers will keep working from home after the pandemic. If just 10% of them travel and work remotely, that will be enormous."



"The impact of the pandemic has meant that some of the largest companies in the world are now permanently remote, and it's here to stay. Not only has it changed the way we work, but it's changed how many of us spend our time outside of work, too.

Outsite started from the simple seed of an idea, to live and work anywhere. We started in a small beach house in Santa Cruz, **now we have 50 spaces around the world that our Members call home.**

We're providing a medium/long term accommodation solution for remote workers who can work remotely, from anywhere. This is just the beginning".

Emmanuel Guisset, Outsite CEO



BUILT FOR WORK FROM ANYWHERE LIFESTYLE

SPACES

50 properties worldwide where remote professionals live and work

COMMUNITY

A global community of Outsite Members

BRAND

A brand trusted by digital nomads since 2016

OUTSITE

Designed for the next generation of travelers

A BESPOKE HOSPITALITY EXPERIENCE



01. Comfortable private en suites, apts and studios



02. Well equipped kitchens



03. Dedicated community manager



04. Unique travel planner and booking platform



05. Shared workspaces high-speed wifi



06. Hospitality with sustainable credentials

OUTSITE

OUTSITE PROPERTIES

Clusters of Villas

Los Angeles, CA. Example:
5 Villas
26 Private Bedrooms
Large communal spaces to work
and meet other Members



Commercial Building with Cowork Cafe

Lisbon, Portugal Example:
1 Historic Building
25 Private Bedrooms
Cowork Cafe on the ground floor
where locals and Members meet



OUTSITE

How does Outsite acquire properties?

We started by leasing properties directly from landlords, but now we are gradually moving toward revenue share agreements with landlords and real estate investors.

What are the criteria for an Outsite property?

Our customers require lively, walkable surroundings, common social space, and quality finishes. We look for villas (6 keys minimum) and commercial spaces (25 bed minimum). The bed-bath ratio is always 1:1 or 2:1 in rare cases.

A UNIQUE MEMBERSHIP MODEL

4000
MEMBERS

Yearly Membership	$149
Lifetime Membership	$399

Access to:
- All properties worldwide
- Lifestyle perks
- Online community
- Offline and online events



OUTSITE

BUILDING A STRONG COMMUNITY

65
NPS
Industry leader Westin has 59, Selina has 54.

"The most unforgettable accommodation and community in my life...I am grateful to Outsite for creating a precious experience that I will never forget in my life."

Chabin Park

★★★★★



"Outsite has been a reliable remote working solution for me for many years."

David Roma

★★★★★

"Outsite gives me a 'soft landing' for any destination. It's a great community of like minded, globally active, co-workers to tap into upon arrival."

Peg Samuel

★★★★★

OUTSITE

*Net Promoter Score (NPS) is a customer loyalty and satisfaction measurement taken from asking customers how likely they are to recommend your product or service to others

Who uses Outsite?

The Outsite Community is a diverse network of professionals from all over the world. There are remote workers, entrepreneurs, freelancers, creatives, managers, artists, students, teachers and more.

There are 40 different nationalities represented within the community and the average age is around 35 years old with Members in their 20's and some in their 60's.

64% of our members book 2+ times a year with Outsite.

75% are direct bookings (industry average is 18%).

20 days is the average stay (industry average < 3).



WE ARE THE INNOVATOR AND MARKET LEADER
NEW YORK
New York Manhattan
New York Chelsea
CALIFORNIA
San Francisco
Santa Cruz
Los Angeles
Encinitas
San Diego
Lake Tahoe
TEXAS
Austin
COLORADO
Boulder
HAWAII
Honolulu
MEXICO
Tulum
Mexico City
San José del Cabo
Todos Santos
NICARAGUA
San Juan del Sur
COSTA RICA
Santa Teresa
PUERTO RICO
San Juan
FRANCE
Bidart
Biarritz
SPAIN
Canary Islands
Ibiza
PORTUGAL
Ericeira
Lisbon
Madeira
Guincho
Porto
MOROCCO
Marrakesh
INDONESIA
Bali
$10M
REVENUE
100%
YEARLY GROWTH
50
PROPERTIES
33
CITIES
OUTSITE

Where will Outsite expand?

In 2023, our #1 priority is to consolidate the business by adding more properties where we already have infrastructure. That will allow us to have full time community managers everywhere so the guest experience will be much better. **We will still launch a few new cities in Southern Europe, US and LATAM in the second semester.**

In 2024, We plan to grow further within Europe and Latin America, specifically in **France, Spain, Italy, Croatia, Greece, Colombia and**

specifically in **France, Spain, Italy, Croatia, Greece, Colombia and Mexico.**

Beyond 2025 and into 2027, we plan to expand in APAC and new countries in LATAM like Brazil and Argentina.



TRACTION

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Annualized Revenue	$2M	$4M	$2M	$5M	$10M	$27M	$60M	$113M	$193M	$304M
Members	446	927	1190	2242	4013	7,062	12,837	25,816	54,341	112,086
Keys	155	262	267	284	472	1,211	2,311	3,931	6,051	8,501

DISPERSED COMPETITION LEAVES A LARGE WHITE SPACE

	OUTSITE	AIRBNB	HOSTEL	HOTEL	COLIVING
Hospitality Type	Remote Work	Business & Leisure	Leisure	Business & Leisure	Housing
Length Of Stay	1 Week - 3 Months	1 - 15 Days	1 - 7 Days	1 - 2 Days	6 - 12 Months
Consistent Guest Experience	●		○	○	○
Affordable	●	○	○		○
Community	●		○		○
Work Friendly	●				○
Flexible Length Of Stay	●	○	○	○	
Members Only	●				

OUTSITE

This is an opportunity to capitalize on a demand shift in the hospitality industry, driven by the exponential growth of remote work.

Our Advantage:

High value-add extended stay model with lower CAPEX & operational costs

Efficient booking and mobile check-in experience

Cost-effective, digital and social sales & marketing engine

PROVEN ASSET LIGHT MODEL

	BRAND, DESIGN, GUEST EXPERIENCE	OPERATIONS	SALES AND MARKETING	OUTSITE FEES (% of revenue)
FRANCHISE		Ownership manages. OpEx paid by ownership		15% (8% to 22% based on asset size)
MANAGEMENT	Outsite branding & design guidelines. CapEx paid by ownership	Outsite manages. OpEx paid by ownership	Outsite website and APP for reservations and revenue management	18% (11% to 25% based on asset size)
LEASE		Outsite manages. OpEx paid by ownership		30% (15% to 45% based on asset size/location)

OUTSITE

DIRECTORS & KEY PARTNERS



Board Members

Todd Kimmel
Managing Partner of Montage Ventures

Claire Flurin
Co-founder of Co-Liv - Head of R&D at Keys Asset Management

Brad Handler

Hem Suri

Established Real Estate Developers/Funds

STONE   KEYS REIM   LAFAYETTE   WLA PROPERTIES

CDP AMERICA   PERSEPOLIS   DIARQ   AAA

Investors

STRUCTURE













Founder/CEO Inspirato, from seed to going public early this year.
Founder & Managing Partner Spark Growth Ventures
500
kima ventures
MONTAGE VENTURES
CAPITAL
SGV
OUTSITE



EXPANDING MEMBERSHIP VALUE BY 2027
300 PROPERTIES
· Worldwide footprint
· Living & coworking
· Villas, apartments, hotels
· Cowork Cafes
Release EOY
OUTSITE APP
· Travel planner & booking platform
· Online community of 50k Members
· Offline and online events
· Perks and partners
SERVICES
· Tax management
· Storage
· Visa & relocation
· Insurance
Outsite Bidart
Support & requests
Meet your housemates
Show Housemates Profiles
Upcoming Meetups
100K
MEMBERS
300
CORPORATE PARTNERS
OUTSITE



THE GLOBAL LIVING PLATFORM FOR DIGITAL NOMADS
$300M
REVENUE
300
PROPERTIES
100
CITIES
100k
MEMBERS
OUTSITE

What will I get from Crowdfunding?

Your investment will convert into equity in a future of round of funding

(usually led by an institutional investor) or when there is an exit (IPO, SPAC or acquisition). Depending on the amount you invest, you will also receive Outsite credit redeemable at Outsite locations.

Why is Outsite Crowdfunding?

Our first 3 investors were actually Members. Over the years, Members who have also been accredited investors have continued to invest in Outsite. In addition to this, many more have expressed an interest in tickets too small for us to consider for our cap table.

An equity crowdfunding campaign solves both of these issues, and allows our Members to have a stake in the company.

Community is intrinsic to our product, we've always considered how we can involve Members more deeply in the company. We are also launching a Members Board in 2023, so they can have more influence on the company direction.

Finally, we also plan to relaunch our Real Estate Club that will allow Members to invest in Outsite properties. We will give priority to Members who have previously invested - any amount - for these initiatives.



As seen in The Times, Le Monde, Financial Times, Forbes, Wall Street Journal, The Telegraph and Quartz.